Mail Stop 3561

October 1, 2008

Claudio Gianascio
President, Secretary, Treasurer and Director
Oranco, Inc.
1981 East 4800 South
Suite 110
Salt Lake City, UT 84117

      Re: **Oranco, Inc.**
                 Form 10-KSB/A for Fiscal Year Ended
                 December 31, 2007
                 Filed September 29, 2008
                 File No. 000-28181

Dear Mr. Gianascio:

      We have completed our review of your filing and have no further comments at this time.

                Sincerely,

                James Lopez
                Legal Branch Chief